DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

May 12, 2005

Via U.S. Mail and Fax (949) 425-7800
Monty Houdeshell
Chief Financial Officer
RemedyTemp, Inc.
101 Enterprise
Aliso Viejo, CA 92656

RE: RemedyTemp, Inc.
Form 10-K for the fiscal year ended October 3, 2004
Filed December 7, 2004

Form 10-Q for the quarters ended January 2, 2005
File No. 0-20831

Dear Mr. Houdeshell:

We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director